UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                           Barrier Therapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.0001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    06850R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                           CR Intrinsic Investors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000

                                 with a copy to:

                              Marc Weingarten, Esq.
                              David Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  July 9, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
------------------------------                       ---------------------------
     CUSIP NO. 06850R108                                 PAGE 2 OF 12 PAGES
------------------------------                       ---------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.A.C. Capital Advisors, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                         (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      0
                  --------------------------------------------------------------
 NUMBER OF        8   SHARED VOTING POWER
  SHARES
BENEFICIALLY          425,000
  OWNED BY        --------------------------------------------------------------
   EACH           9   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      425,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        425,000
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                           [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.21%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        00
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
------------------------------                       ---------------------------
     CUSIP NO. 06850R108                                 PAGE 3 OF 12 PAGES
------------------------------                       ---------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.A.C. Capital Management, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                         (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      0
                  --------------------------------------------------------------
 NUMBER OF        8   SHARED VOTING POWER
  SHARES
BENEFICIALLY          425,000
  OWNED BY        --------------------------------------------------------------
   EACH           9   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      425,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        425,000
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                           [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.21%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        00
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
------------------------------                       ---------------------------
     CUSIP NO. 06850R108                                 PAGE 4 OF 12 PAGES
------------------------------                       ---------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CR Intrinsic Investors, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                         (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      0
                  --------------------------------------------------------------
 NUMBER OF        8   SHARED VOTING POWER
  SHARES
BENEFICIALLY          0
  OWNED BY        --------------------------------------------------------------
   EACH           9   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                           [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.00%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        00
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
------------------------------                       ---------------------------
     CUSIP NO. 06850R108                                 PAGE 5 OF 12 PAGES
------------------------------                       ---------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CR Intrinsic Investments, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                         (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Anguilla, British West Indies
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      0
                  --------------------------------------------------------------
 NUMBER OF        8   SHARED VOTING POWER
  SHARES
BENEFICIALLY          0
  OWNED BY        --------------------------------------------------------------
   EACH           9   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                           [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.00%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        00
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
------------------------------                       ---------------------------
     CUSIP NO. 06850R108                                 PAGE 6 OF 12 PAGES
------------------------------                       ---------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Steven A. Cohen
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                         (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      0
                  --------------------------------------------------------------
 NUMBER OF        8   SHARED VOTING POWER
  SHARES
BENEFICIALLY          425,000
  OWNED BY        --------------------------------------------------------------
   EACH           9   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      425,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        425,000
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                           [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.21%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
------------------------------                       ---------------------------
     CUSIP NO. 06850R108                                 PAGE 7 OF 12 PAGES
------------------------------                       ---------------------------

      Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 1") amends the Schedule 13D filed on July 2, 2008 (the "Original 13D") with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Barrier Therapeutics, Inc., a Delaware corporation (the "Issuer") by the Reporting Persons.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended and restated in its entirety as follows:

      The Reporting Persons expended an aggregate of approximately $1,169,753 of working capital to purchase the 425,000 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Associates in commingled margin accounts maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a) As of the close of business on July 9, 2008, the Reporting Persons beneficially own an aggregate of 425,000 shares of Common Stock, representing approximately 1.21% of the shares of Common Stock outstanding. The percentages used herein are based upon the 35,169,441 shares of Common Stock reported to be outstanding as of May 7, 2008 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

      SAC Capital Advisors, SAC Capital Management and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management hold all investment and voting power with respect to securities held by SAC Associates. Mr. Cohen controls each of SAC Capital Advisors and SAC Capital Management. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 425,000 shares of Common Stock (constituting approximately 1.21% of the shares of Common Stock outstanding).

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

            (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 425,000 shares of Common Stock, constituting approximately 1.21% of such class of securities;

            (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 425,000 shares of Common Stock, constituting approximately 1.21% of such class of securities; and

            (iii) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 425,000 shares of Common Stock, constituting approximately 1.21% of such class of securities.

                                 SCHEDULE 13D/A
------------------------------                       ---------------------------
     CUSIP NO. 06850R108                                 PAGE 8 OF 12 PAGES
------------------------------                       ---------------------------


(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Original 13D is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through various brokerage entities on the NASDAQ exchange.

(d) No person other than SAC Capital Advisors, SAC Capital Management and Steven
A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Associates and SAC MultiQuant.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the shares of Common Stock on July 9, 2008.


Item 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and restated in its entirety as follows:

      Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

      As of the close of business on July 9, 2008, SAC MultiQuant has 200 shares of Common Stock on loan from a third party to cover an open short position in the same number of shares of Common Stock.

      The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended and restated as follows:

1. Schedule A - Trading History

                                 SCHEDULE 13D/A
------------------------------                       ---------------------------
     CUSIP NO. 06850R108                                 PAGE 9 OF 12 PAGES
------------------------------                       ---------------------------


                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2008
                                S.A.C. CAPITAL ADVISORS, LLC


                                By:
                                     -----------------------------------
                                     Name: Peter Nussbaum
                                     Title: Authorized Person


                                S.A.C. CAPITAL MANAGEMENT, LLC


                                By:
                                     -----------------------------------
                                     Name: Peter Nussbaum
                                     Title: Authorized Person


                                CR INTRINSIC INVESTORS, LLC


                                By:
                                     -----------------------------------
                                     Name: Peter Nussbaum
                                     Title: Authorized Person


                                CR INTRINSIC INVESTMENTS, LLC


                                By:
                                     -----------------------------------
                                     Name: Peter Nussbaum
                                     Title: Authorized Person

                                STEVEN A. COHEN


                                By:
                                     -----------------------------------
                                      Name: Peter Nussbaum
                                      Title: Authorized Person

                                   SCHEDULE A

                 TRANSACTIONS IN THE ISSUER IN THE LAST 60 DAYS

  Date            Company Name            Amount              Price per
                                                              Share ($)
7/2/2008  S.A.C. MultiQuant Fund, LLC             (400)         4.03
7/9/2008  CR Intrinsic Investments, LLC        (74,743)          4.1
7/9/2008  S.A.C. Capital Associates, LLC      (347,100)          4.1
7/9/2008  CR Intrinsic Investments, LLC     (1,894,857)         4.11
7/9/2008  S.A.C. Capital Associates, LLC       (77,900)         4.11
7/9/2008  CR Intrinsic Investments, LLC           (400)        4.115